EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FROM CONTINUING OPERATIONS

(Dollars in thousands)
	2007	2006	2005
Earnings from continuing operations:
Income before taxes	$23,606	$42,747	$44,034
Add: Fixed charges	39,162	38,463	36,880
Total earnings	62,768	81,210	88,046

Fixed charges:
Interest expense, including amortization of deferred loan costs	37,881	37,059	35,662
Interest expense estimate within rental expense	1,281	1,404	1,218
Total fixed charges	$39,162	$38,463	$36,880

Earnings / Fixed Charges	1.60	2.11	2.39